INVEST IN **YAUPON BROTHERS AMERICAN TEA**

America's ONLY native tea leaf, Yaupon



YAUPON BROTHERS
YAUPON BROTHERS

yauponbrothers.com Orlando Florida

Food & Beverage | Consumer Goods | B2C

LEAD INVESTOR

Jacques Fu

I'm backing Yaupon Brothers American Tea because I believe they can disrupt the American tea industry with this amazing native plant, which is America's only caffeine source. The tea market in the USA is a massive opportunity for growth and innovation since there are virtually no domestically-produced caffeinated tea products, and the category does not see many new or exciting products with this kind of potential for growth. Here in the American South, agriculture is a dominant industry and is primarily concerned with growing non-native monoculture crops. This has led to large-scale consolidation and major supply chain failures in recent years. In Florida, the once-mighty citrus industry has been crippled by a bacterial disease and production is at its lowest levels in many decades. As a native crop, Yaupon has evolved to thrive in our climate. It has few pests, doesn't need fertilizers or pesticides, and offers attractive unit economics for farmers and producers. From being named Whole Foods' #1 food trend this year to innovating in an industry that has been unchanged since the Boston Tea Party, there's a lot of upside about which to be excited. Yaupon is going to change the landscape of the American tea market, and create significant jobs and economic growth in the process!

Invested $10,000 this round & $20,000 previously

Highlights

1. Potential to disrupt a $13B imported tea industry with 100% American Yaupon - America's First Cup.
2. Yaupon is Whole Foods #1 Top Ten Food Trend 2023, and Bon Appétit Editors name it a top herbal tea.
3. Yaupon is a regenerative, sustainable, and organic crop, and it only grows in the Southeast U.S.
4. Yaupon is America's only domestic caffeine source. It's consumption pre-dates coffee/imported tea.
5. Forbes calls 2023 "The Year of Yaupon"; Washington Post votes Yaupon 'IN' on 2023 'The List'.
6. Mission driven company that seeks to uplift socially disadvantaged farmers with a profitable crop.
7. We have 80,000 acres of Yaupon under company management with plans to scale as the company does.
8. Planted 100,000 Yaupon trees last year; will increase the number of trees planted yearly as we grow.

Our Team



Bryon White President, CEO, Co-Founder

Pioneer in the Yaupon Tea industry, 2021 Specialty Food Association Leadership Award, 2023 GrowFL Companies to Watch, 2022 40 under 40, Venture Builder and ruthless optimist!



Kyle White Co-Founder, VP Sales

A seasoned CPG sales executive, Kyle has been with Yaupon Brothers since the beginning. He has also worked as the Assistant Director of the Center for Entrepreneurship at the Crummer Graduate School of Business at Rollins College.



Amanda Crumley Chief Strategy Officer

Amanda got her start in the Clinton White House. She spent years in government & presidential politics, was VP of Advocacy/Government Affairs at Lifetime TV, and has had her own consulting firm for 17 years advising corporations, startups, and nonprofits.



Brantley Lansberry Sales & Customer Service Lead

Brantley is an old pal of Bryon & Kyle, and is everyone's favorite account manager and sales representative. Brantley has broad hospitality experience and is a graduate of College of Charleston.



Peace Maikasuwa Customer Service Associate



Janet Coursin Head of Operations



Spencer Chandlee Growth & Product Marketing

Spencer is the cofounder of Cardinal Design in NYC, formerly of Tik Tok, and graduate of USC Marshall School of Business

Pitch





YAUPON BROTHERS

AMERICAN TEA CO.

Building the American Tea Industry

ILEX ORGANICS

The Opportunity:

Disrupt the $13 Billion/Year Imported Tea Market With 100% American-native Yaupon Tea

Our Goals:

- Produce high quality, great tasting, 100% American Yaupon tea
- Build increased awareness of Yaupon tea and of our brands
- Move a percentage of the 160 million daily American tea drinkers to Yaupon Tea
- Build a supply-side vertical industry and expand into RTD

ILEX ORGANICS

Yaupon Tea: America's First Cup



America's only caffeinated plant species



Proven health benefits



>8,000 years of history

plant species | benefits | history *(twice as old as Chinese tea consumption)*

The **Southeastern United States** is the **only place in the world** Yaupon naturally occurs. It's a regenerative plant that can be harvested for leaves 2-4 times per year. It's draught and flood resistant and doesn't require herbicides and pesticides, making it a good crop for American farmers.

Yaupon is high in **antioxidants, polyphenols and theobromine** (the pleasure molecule found in chocolate). It **lacks bitter tannins** and the kidney-stone causing oxalates found in imported teas. Recent medical studies are evaluating Yaupon for its ability to **kill cancerous cells** in both leukemia and colon cancers.

The earliest evidence of Yaupon consumptions by **Native Americans** dates back more than **8000 years.** Yaupon was used as a beverage, medicine and sacrament. And **it predates coffee** and imported tea consumption in America.

ILEX ORGANICS

The Domestic Tea Opportunity

An American-grown caffeine source for domestic consumers is a **key differentiator** for Yaupon teas.

80%
Of US homes have some sort of tea in their house

85%
Of US consumers have at least one caffeinated drink per day

$252B
US Natural and Organic Products Market

160M
Americans consume tea at least once per day

$18B
Local Food Market in the US

$13B
US Tea Market (Virtually all imported)

ILEX ORGANICS

Ilex Organics: Building the Yaupon Industry

With a vertically integrated, supply-side business strategy, we aim to control every stage of the Yaupon tea manufacturing process, from tree to cup.

Yaupon Leaf Supply Chain:

- Wild Harvesting (FL) (AL, AR, MS in 2023)
- Farm Harvesting (FL, MS, AR)
- Tissue Culture Propagation (Exclusive partnership with AgriStarts >40k trees per/month)

Yaupon Processing Facilities:

- Edgewater, Florida (7,000 sq ft)
- Clarksdale, Mississippi (target mid-2023 for construction to complete 38,000 sq ft)
- (T) Arkansas (initial planning stages for 2023)

Multi-Brand Go to Market:

- Yaupon Brothers American Tea. Flagship Edgewater, FL-based brand, established in 2015
- Yazoo Yaupon. Clarksdale MS-based

Multi-Channel Sales:

- Big Box Retail
- Independent Grocery
- E-commerce
- Amazon

brand, established in 2020
- TBD Arkansas-based brand in development for 2023

- Home Shopping (QVC)
- Small Independent Retailers
- Hospitality & Foodservice

Forward looking projections cannot be guaranteed.

Our Growth Journey



Actual and Projected Revenue YOY
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2017
2018
2019
2020
2021
2022
2023
2024
YB
Ilex
Projected

As a result of a creative, nimble, and dedicated team focused on execution, Ilex Organics has performed with consistent growth year over year.

Growth in 2025 and 2026 is projected to follow a "hockey-stick" trajectory.



Yaupon Brothers Established
11/15
Nationwide in Cost-Plus World Market (360 stores)
8/19
Yazoo Yaupon Established
2/21
Launched in Whole Foods Southeast Region
9/21
6/16
First products launched
2016-2019
Steady growth through independent retailers and ecommerce
6/19
Exclusive tea supplier to Foxtail Coffee (30 stores, 80 stores by 2022)
12/19
First yaupon farm planted
5/20
Plants moved into tissue culture propagation
2/21
Florida facility opens
4/21
Onboarded at Sysco
5/21
Ilex Holdings Established
9/21
Launch Xmas Magic Pack at QVC
10/22
Yaupon named Whole Foods #1 Top Trend for 2023

Forward looking projections cannot be guaranteed.

Projected P&L

**Revenue assumptions based on our historical revenue growth and assumes that growth rate linearly year over year.*

Multi Year Forecast	**Y2**	**Y3**	**Y4**	**Y5**
	2023	2024	2025	2026
Gross Revenue	$1,408,833	$2,510,024	$4,518,042	$8,132,476
Sales & Promotion Discounts	42,265	50,200	90,361	162,650
Net Revenue	**$1,366,568**	**$2,459,823**	**$4,427,681**	**$7,969,826**
COGS				
Personnel Expenses	$273,314	$368,973	$664,152	$1,195,474
Production Related Costs	614,956	1,106,920	1,992,457	3,586,422
Café Costs	17,400	21,000	21,000	12,000
Freight & Shipping	81,994	147,589	265,661	478,190
Total COGS	**$987,664**	**$1,644,483**	**$2,943,270**	**$5,272,085**
Gross Profit	**$378,905**	**$815,340**	**$1,484,412**	**$2,697,741**
Gross Margin %	*28%*	*33%*	*34%*	*34%*
Expenses				
Marketing, Sales, Client Services	$245,982	$442,768	$796,983	$1,434,569
Facilities & Vehicles	40,997	73,795	132,830	239,095
Overhead & Administration	54,663	98,393	177,107	318,793
Uncategorized Expense	$0	$0	$0	$0
Total Expenses	**$341,642**	**$614,956**	**$1,106,920**	**$1,992,457**
EBITDA	**$37,263**	**$200,384**	**$377,491**	**$705,284**
EBITDA % of Net Revenue	*3%*	*8%*	*9%*	*9%*
Interest	-	-	-	-
Taxes	7,452.55	40,076.82	$75,498	$141,057
Net Income	**$29,810**	**$160,307**	**$301,993**	**$564,228**

Forward looking projections cannot be guaranteed.

ILEX ORGANICS

$1.86 Million Investment Ask



YAUPON BROTHERS
AMERICAN TEA CO.
AMERICAN GREEN YAUPON HOLLY TEA
REVIVE MINT YAUPON HOLLY TEA
FIRE ROASTED WARRIOR'S YAUPON TEA
FLORIDA CHAI YAUPON HOLLY TEA
LAVENDER COCONUT YAUPON HOLLY TEA

*(Note: the resulting impact of this potential investment is **not** reflected in P&L.)*

Only $1.235M of the $1.86M will be solicited through Wefunder.

Revenue Scenarios

We project that 90% of our revenue will come from B2B relationships.



Revenue Scenarios YoY Growth
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2023
2024
2025
2026
Hockey Stick
Optimistic
Realistic
Conservative

What our sales team modeled based on relationships and how B2B accounts traditionally buys.

Scenario reflected in the P&L. Follows our historical growth, assumes linear expansion of B2B in-store "door" penetration.

> *Forward looking projections cannot be guaranteed.*

Awards, Honors & Media

GROWFL
TAKING SUCCESSFUL COMPANIES TO THE NEXT LEVEL

Florida Company to Watch Honoree 2022

Yaupon #1 Top 10 Food Trend for 2023; Yaupon Brothers Products Featured

Yaupon Brothers Named Best of 2022 Finalist

Awards, Honors & Media

Yaupon Brothers Named Hot Product 2022

Yaupon Brothers Recognized as Emerging Trend for 2023

CEO Bryon White Recognized Nationally as 2021 Industry Leader for Citizenship

Awards, Honors & Media

Yaupon named a drink trend by
Forbes, January 2023

NYT named Yaupon a "growing trend"
in January 2023

INITIATIVE

Washington Post Annual "In List"
January 2023

CGI Commitment Maker
September 2022

Whole Foods #1 Trend: 2023

ILEX ORGANICS



WHOLE FOODS MARKET
Trends
2023
ANNUAL FORECAST
YAUPON
BROTHERS
AMERICAN TEA CO.
That's us!

Key Accounts

Walmart
Whole Foods Market
HomeGoods
Dillard's
QVC
amazon
Foxtail Coffee Co.
Sysco
Cost Plus World Market
uncommongoods
KeHE

Team Leadership


IT'S
AMERICAN
TEA

Co-Founder & CEO
Bryon White



Co-Founder &
Head of Commercial Sales
Kyle White



Co-Founder & CSO
Amanda Crumley



Operations & Finance
Janet Coursin

Ilex Organics is a recognized leader in Yaupon, and has the team to execute our growth and revenue goals and to build out the larger Yaupon industry.

Social Mission & ESG

- **Five percent** of our online sales are donated directly to North American Traditional Indigenous Food Systems (NĀTIFS), founded by James Beard award winner Chef Sean Sherman - The Sioux Chef.
- Yaupon Brothers works with **independent and socially disadvantaged farmers** across the Southeastern United States to grow Yaupon trees. Often, we give farmers the trees we propagate and then purchase their Yaupon leaf harvest for use in our Yaupon tea.
- Yaupon Brothers believes in "second chance" employment, and our harvesters and production team members earn a **living wage and have a flexible work schedule.**
- **$10 of all proceeds** from our Chari-Teas teas go directly to support our non-profit partners, which include **local non-profits** like the Florida Native Plant Society and **national partners** like United Help Ukraine.


Thank You!
Kyle White, Co-Founder &
Head of Commercial Sales
Kyle@ilexbrands.com
Bryon White,
Co-Founder & CEO
Bryon@ilexbrands.com
ILEX ORGANICS

Downloads

Yaupon Deck.pdf